UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of February 2026

Commission File Number: 001-42482

DECENT HOLDING INC.

(Translation of registrant’s name into English)

4th Floor & 5th Floor North Zone, Dingxin Building

No. 106 Aokema Avenue,

Laishan District, Yantai, Shandong Province

People’s Republic of China 264003

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒      Form 40-F ☐

Extraordinary General Meeting of Shareholders

On February 23, 2026, at 10:00 am Beijing Time (February 22, 2026, at 9:00 pm Eastern Time), Decent Holding Inc. (the “Company”) held an extraordinary general meeting of shareholders (the “Meeting”) at the principal executive offices of the Company located at 4th Floor & 5th Floor North Zone, Dingxin Building, No. 106 Aokema Avenue, Laishan District, Yantai, Shandong Province, People’s Republic of China 264003. Holders of 11,524,862.54 Class A ordinary shares and 5,000,000 Class B ordinary shares of the Company were present in person or by proxy at the Meeting, representing approximately 36.42% of the total 40,377,562 Class A ordinary shares and 5,000,000 Class B ordinary shares outstanding, and approximately 79.45% of the aggregate voting power of shares voted, as of the record date of January 27, 2026, therefore constituting a quorum of the ordinary shares outstanding and entitled to vote at the Meeting as of the record date. All matters voted on at the Meeting were approved as recommended by the Board of Directors of the Company and were approved at the Annual Meeting. The final voting results for each matter submitted to a vote of shareholders at the meeting are as follows:

		For	Against	Abstain
Proposal One:	By an ordinary resolution, to approve:
	(a) one or more share consolidations of the Company’s issued and unissued Class A ordinary shares of par value of US$0.00001 each (the “Class A Ordinary Shares”) and Class B ordinary shares of par value of US$0.00001 each (the “Class B Ordinary Shares”, and together with the Class A Ordinary Shares, the “Ordinary Shares”) at a ratio of not less than five (5)-for-one (1) and not more than fifty (50)-for-one (1), subject to receipt of any required Nasdaq approval(s), with the exact ratio within such range to be determined by the board of directors of the Company (the “Board”), provided that no fractional shares shall arise from the share consolidations (each a “Share Consolidation” and collectively, the “Share Consolidations”); (b) the authorization of the Board, in its sole and absolute discretion, to implement one or more Share Consolidations, determine the effective date of any Share Consolidation, round up any fractional shares resulting from the Share Consolidations to the nearest whole Class A Ordinary Share or Class B Ordinary Share, instruct the registered office provider or transfer agent of the Company to complete the necessary corporate records and filings to reflect the Share Consolidations, and do all other acts and things as the Board considers necessary or desirable for the purposes of giving effect to the foregoing.	110,749,440.12	223,823.74	79,334.67
Proposal Two:

By a special resolution, subject to and conditional upon the passing of Proposal One:

(1)  To amend and restate the currently effective memorandum and articles of association of the Company (the “Existing M&A”) by their deletion in their entirety and the substitution in their place with an amended and restated memorandum and articles of association (the “Post-Consolidation A&R M&A”), being in the form of the Existing M&A, with amendments to the share capital and par value descriptions; and

(2)  To authorize the Company’s registered office provider or other duly authorized representative to file these resolutions, the Board resolutions in relation to such Share Consolidation and the Post- Consolidation A&R M&A with the registrar of Companies in the Cayman Islands accordingly and authorize the Board to take all further actions and execute all further documents as may be necessary or advisable to carry our the intent of these resolutions.”

(the “Adoption of the Post-Consolidation A&R M&A Proposal”)

		110,744,226.31	220,850.23	87,522.00
Proposal Three:	By an ordinary resolution to adjourn the Meeting for any purpose, including to solicit additional proxies if there are insufficient votes at the time of the Meeting to approve the proposals described above.	111,198,370.31	237,377.23	89,115.00

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: February 24, 2026	Decent Holding Inc.

	By:	/s/ Haicheng Xu
	Name:	Haicheng Xu
	Title:	Chief Executive Officer

2